EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	Smith Micro Software LLC Belgrade, a Serbia corporation.
2.	Smith Micro Software UK Limited, a United Kingdom corporation.
3.	William W. Smith Software Canada. Ltd., a Canadian corporation.
4.	Smith Micro Software, Asia Limited, a Hong Kong corporation.
5.	Core Mobility, Inc., a Delaware corporation.
6.	William W. Smith Software, AB, a Swedish corporation.
7.	Smith Micro Software, Unipessoal LDA, a Portuguese corporation.